UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: William Blair ETF Trust

Address of Principal Business Office:

150 North Riverside Plaza

Chicago, Illinois 60606

Telephone Number (including area code): (312) 364-8000

Name and Address of Agent for Service of Process:

Lisa Rusch

William Blair Investment Management, LLC

150 North Riverside Plaza

Chicago, Illinois 60606

With Copies to:

Stephanie A. Capistron

Dechert LLP

One International Place, 40th Floor

100 Oliver Street

Boston, Massachusetts 02110

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A: Yes [X] No [ ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Chicago, and State of Illinois on the 8th day of June, 2026.

William Blair ETF Trust

By:	/s/ Lisa Rusch
Lisa Rusch
President

Attest:	/s/ Andrew T. Pfau
Andrew T. Pfau
Secretary